FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☒	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response...........0.5
(Print or Type Responses)

1. Name and Address of Reporting Person* Morgan Stanley(1)	2. Issuer Name and Ticker or Trading Symbol Webkink Wireless, Inc. (WLNKQ)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) 1585 Broadway	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year 09/09/02
(Street) New York NY 10036				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☐ Form filed by One Reporting Person ☒ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year	2A. Deemed Execution Date, if any Month/Day/Year	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Convertible Common Stock	09/09/02		J(2)		15,784,800	D	(2)	0

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any, (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Class B Convertible Stock		09/09/02		J(2)			3,809,363			Class A Convertible Common Stock	0		0

Explanation of Responses:
(1) See Joint Filer Information
(2) The Reported Securities were cancelled pursuant to a Second Amended Plan of Reorganization of Weblink Wireless, Inc., Pagemart PCS, Inc. and Pagemart II, Inc. under Chapter 11 of the Bankruptcy Code dated July 15, 2002, effective as of September 9, 2002.

/s/ Peter Vogelsang	/s/ Ken Clifford

** Signature of Reporting Person Peter Vogelsang, as authorized signatory for Morgan Stanley	** Signature of Reporting Person Ken Clifford, as Principal & CFO of the institutional managing member of the general partner of MSLEF II, L.P.

/s/ Ken Clifford	/s/ Debra Abramovitz

** Signature of Reporting Person Ken Clifford, as Principal & CFO of the general partner of the MSCP III Funds	** Signature of Reporting Person Debra Abramovitz as Vice President and Treasurer of the institutional managing member of the general partner of MSVCF, L.P.

/s/ Debra Abramovitz	09/09/2002

** Signature of Reporting Person Debra Abramovitz, as Vice President and Treasurer of the institutional managing member of the general partner of the MS Funds	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION

Each of the following joint filers has designated Morgan Stanley (“MS”) as the “Designated Filer”
for purposes of Item 1 of the attached Form 4:

(1)	The Morgan Stanley Dean Witter Leveraged Equity Fund, L.P. (“MSLEF II, L.P.”) 1585 Broadway New York, New York 10036

(2)	Morgan Stanley Venture Capital Fund II, C.V. (“MSVCFII, C.V.”) 1585 Broadway New York, New York 10036

(3)	Morgan Stanley Venture Investors, L.P. (“MSVI, L.P.”) 1585 Broadway New York, New York 10036

(4)	Morgan Stanley Venture Capital Fund II, L.P. (“MSVCFII, L.P.”) 1585 Broadway New York, New York 10036

(5)	Morgan Stanley Venture Capital Fund, L.P. (“MSVCF, L.P.”) 1585 Broadway New York, New York 10036

(6)	Morgan Stanley Capital Partners III, L.P. (“MSCPIII, L.P.”) 1585 Broadway New York, New York 10036

(7)	Morgan Stanley Capital Investors, L.P. (“MSCI, L.P.”) 1585 Broadway New York, New York 10036

Issuer & Ticker Symbol: Weblink Wireless, Inc. (WLNKQ)
Date of Event Requiring Statement: 09/09/02

Signature:	/s/ Peter Vogelsang

By: Peter Vogelsang, as authorized signatory for MS.

Signature:	/s/ Debra Abramovitz

By: Debra Abramovitz, as Vice President and Treasurer of the institutional managing member of the general partner of MSVCFII, C.V., MSVI, L.P., and MSVCF, L.P. (collectively, the “MS Funds”)

Signature:	/s/ Ken Clifford

By: Ken Clifford, as Principal & CFO of the institutional managing member of the general partner of MSCPIII, L.P., and MSCI, L.P. (collectively, the “MSCP III Funds”)

Signature:	/s/ Ken Clifford

By: Ken Clifford, as Principal & CFO of the institutional managing member of the general partner of MSLEF II, L.P.

Signature:	/s/ Debra Abramovitz

By: Debra Abramovitz, as Vice President and Treasurer of the institutional managing member of the general partner of MSVCF L.P.